SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of July, 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Possible offer and trading update

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

Possible offer and current trading update

Tomkins plc ("Tomkins" or the "Company"), the global engineering and manufacturing group, is today confirming that it has received an approach about a possible offer for the Company and is also providing an update on trading.

Possible offer

The Board of Tomkins confirms that it has received a proposal from a consortium comprising the Onex Corporation and the Canada Pension Plan Investment Board (collectively the "Consortium") to acquire the Company at 325 pence, in cash, per Tomkins share (the "Proposal"). The Board has considered the terms of the Proposal and has allowed the Consortium to conduct due diligence on the Company, which is now at an advanced stage.

This announcement is made with the consent of the Consortium. The Consortium reserves the right, pursuant to Rule 2.4(c) of the UK City Code on Takeovers and Mergers, to reduce the offer price in the event that the Board of Tomkins agrees and recommends an offer at a reduced price.

At present, there can be no certainty that a formal offer will be made for Tomkins or the terms on which any offer would be made.

A further announcement will be made when appropriate.

Current trading update (note 1)

Following the interim management statement that was issued on 6 May 2010, the Group's performance continued to improve throughout the remainder of the first half of 2010. The sales momentum that started in the second half of 2009 continued through the first half of 2010.  The increase in sales volumes of approximately 23% year on year was driven by a combination of restocking and strengthening demand, offset to some extent by continued declines in the US construction markets.  The Group's adjusted operating margin increased further due to the combination of the increased sales volumes and the continued benefits from our restructuring initiatives. The Group's adjusted operating profit for the period is currently expected to be approximately $290 million for the first half of 2010, which equates to an adjusted operating margin of approximately 12%.

Notwithstanding the strong performance in the first half of 2010, we believe that global economic uncertainty coupled with recent downwards trends in some macro indicators is likely to result in a negative impact on our end markets in the second half of 2010.  As a result, we expect that sales and margin performance of the Group in the second half is unlikely to be as strong as it was in the first half of 2010.

Industrial and Automotive

Power Transmission

Power Transmission's sales in the first half of 2010, continued to increase principally due to further strengthening of the automotive markets.  In the automotive original equipment market, sales increased by approximately 50% compared to the first half of 2009 across all geographies principally due to unprecedented low volumes in the comparable period from extended plant shutdowns. Sales to the automotive aftermarket continued to perform well, increasing by 12-13% compared to the first half of 2009.  Sales to the industrial original equipment and replacement markets in the first half were up around 35% compared to the comparable period in the prior year because of improved demand and restocking.

Power Transmission's adjusted operating margin was approximately 17% in the first half of 2010, driven by continued higher volumes and benefits from restructuring initiatives.

Fluid Power

Fluid Power, which sells mainly to the industrial markets and in particular the mobile construction equipment market, benefited from increased volumes together with some restocking, with sales across the segment up approximately 35% in the first half of 2010 compared to the first half of 2009.

These higher volumes, coupled with the continued benefits from restructuring initiatives, resulted in Fluid Power generating an adjusted operating margin of approximately 9% in the first half of 2010.

Sensors & Valves

Sensors & Valves, which sells predominantly to the North American automotive original equipment market, also performed well in the first half of 2010, with sales up approximately 50% compared to first half of 2009, driven by the recovery in the North American automotive original equipment market. The adjusted operating margin was approximately 10% in the first half of 2010 as a result of higher volumes.

Other I&A

Other I&A's sales, which are mainly to the automotive aftermarket, the industrial markets and utility trailer markets, benefitted from increased demand and the restructuring initiatives completed last year.  Sales grew by approximately 25% compared to the first half of 2009, and adjusted operating margins expanded further to reach approximately 12% in the first half of 2010.

Building Products

Air Distribution

Air Distribution's sales declined by approximately 6% in the first half of 2010 compared to the first half of 2009.  The non-residential construction market, was down approximately 16% in value terms and 29% in square feet compared to the prior year (as measured by Dodge for the five months ending May 31, 2010) and the residential construction market continued to be weak. Adjusted operating margin, which was approximately 9% in the first half of 2010, benefited from restructuring initiatives completed in 2009 and the integration of the higher margin Koch Filter business.

Bathware

Sales in the first half of 2010 declined by approximately 8% compared to the first half of 2009 as a result of continued weakness in the residential construction markets.  The business is loss-making, with adjusted operating margins of approximately (4)% for the first half.

Financial Position

There was no material change in the financial position of the Group during the first half of 2010.  As at 2 July 2010, the Group's net debt was approximately $260 million (2 January 2010: $207.5 million).

Outlook

Whilst the first half of 2010 has seen strong performance, albeit against a particularly weak comparable period, there are some signs in recent weeks that some of our markets are softening.  Sales in early July in certain of our industrial and construction businesses have been weaker than expected.  In the industrial markets, the restocking seen in the first half appears to be complete, and demand in the second half is expected to decline relative to the first half.  Global Purchasing Managers Indexes (PMI's), while remaining above 50, have softened, illustrated by the decline in the US reading to 56.2 in June and in Europe to 55.8 in May.  The global automotive original equipment market in the second half of 2010 is now expected to be flat compared to the second half of 2009 and down by a mid single digit percentage compared to the first half of 2010.  Sales rates in the US have weakened in the last few months, and in Europe, where sales in the first half were positively impacted by scrappage schemes, production volumes are currently expected to decline by around 15% in the second half relative to the first half as these scrappage schemes conclude.

The US non-residential market is expected to decline by around 15% for the year and leading indicators such as the Architects Billings Index and the office vacancy rates indicate no improvement. The US residential construction market continues to be weak, with a decline in housing starts in May following the expiration of the Government's tax credits in April.

Set out below are our current expectations for our end markets for the second half of 2010 compared with the first half of 2010, and for 2010 as a whole compared to 2009.

Industrial
North America	Europe	Rest of World
North American industrial markets are expected to slow as a result of the completion of restocking activities. The second half is expected to decline by 5-10% compared to the first half.	Industrial original equipment and replacement activity in Europe is expected to be broadly flat in the second half compared to the first half.	Industrial activity across the remainder of Tomkins' geographical markets is expected to grow by around 5% in the second half compared to the first half.
Automotive aftermarket

The automotive aftermarket in North America and Europe is expected to grow by 3-5% in the second half of 2010 compared to the second half of 2009, down from the 12-13% growth seen in the first half of the year.

Automotive OE
The global automotive OE market is expected to grow by 12-15%, to around 65 million units in 2010, with 2010 second half volumes down by around 7% compared to the first half.
North America	Europe	Rest of World

North American automotive OE production is expected to grow from 8.6 million units to around 11.0 million units in 2010.  Volumes in the second half of 2010 are expected to be around 5% lower than the first half.

	European automotive OE production is expected to remain flat at around 16.5 million units in 2010, with the second half of 2010 expected to be around 15% lower than the first half.	The Group's other major geographical markets are expected to grow by around 15% in 2010, with the second half of 2010 expected to be around 7% lower than the first half.
Non-residential construction
US non-residential construction is expected to be flat in value terms for the second half of 2010 compared to the first half, and to decline by around 5-10% in square footage terms.
Residential construction

US residential construction, as measured by housing starts, is expected to decline by approximately 10% in the second half of 2010 compared to the first half and to be less than 600,000 units for the year as a whole, as a result of the continued weakness in the market and the removal of the Government tax credit scheme.

In accordance with Rule 2.10 of the Code, Tomkins confirms that it currently has in issue 881,556,753 ordinary shares with voting rights (excluding shares held in treasury).  The International Securities Identification Number for those shares is GB0008962655.

Notes:

1.     Under Rule 28.4 of the Takeover Code ("the Code"), any profit estimate  made herein will be reported on in accordance with the Code as soon as reasonably practicable.

Enquiries

J.P. Morgan Cazenove (Financial Adviser and Broker)                                                                                                +44 (0)20 7325 1000

Edmund Byers

Barry Weir

Patrick Magee

Finsbury                                                                                                                                                                                  +44 (0)20 7251 3801

Rollo Head

Clare Hunt

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This announcement may contain certain statements that are or may be forward-looking. Forward-looking statements are identified by the words "expect", "believe", "intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the proposal from the Consortium and the outlook for the remainder of 2010, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group's operations include, but are not limited to, those described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Further information

J.P. Morgan plc, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Tomkins and for no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Tomkins for providing the protections afforded to clients of J.P. Morgan plc or for providing advice in relation to the matters set out in this announcement.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction. Any offer will be made solely by certain offer documentation which will contain the full terms and conditions of any offer. This announcement has been prepared in accordance with English law and the UK City Code on Takeovers and Mergers (the "Code") and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside of the United Kingdom.

The release, distribution or publication of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about and observe any applicable requirements.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

A copy of this announcement will be available on Tomkins' website at (www.Tomkins.co.uk) by no later than 12 noon (London time) on 20 July 2010.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:   19 July, 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary